Filed pursuant to Rule 424(b)(3)
Registration No. 333-236501

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 13, 2020)

Accel Entertainment, Inc.

88,201,543 Class A-1 Shares

7,114,538 Warrants to Purchase Class A-1 Shares

This prospectus supplement supplements the prospectus dated May 13, 2020, as supplemented by Prospectus Supplement No. 1, dated August 11, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-236501). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2020 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to:

•	the issuance by us of:

•

up to 22,333,308 shares of Class A-1 common stock, par value $0.0001 per share (“Class A-1 Shares”), of Accel Entertainment, Inc. (formerly known as “TPG Pace Holdings Corp.”) (the “Company,” “we,” “our” or “us”) that may be issued upon exercise of warrants to purchase Class A-1 Shares, including the Pace Public Warrants, Pace Private Placement Warrants, Business Combination Private Placement Warrants and Accel Public Warrants (each as defined in “Frequently Used Terms” in the Prospectus);

•	the offer and sale, from time to time, by the selling holders identified in the Prospectus (the “Selling Holders”), or their permitted transferees, of:

•

up to 65,868,235 Class A-1 Shares including: (a) 53,753,698 shares currently owned by the Selling Holders, including the Class A-1 Shares issued in connection with the Business Combination Private Placement, the Investment Private Placement, the Director Share Exchange and the Sponsor Share Exchange (each as defined in “Frequently Used Terms” in the Prospectus) or pursuant to the Company’s Registration Statement on Form S-4 declared effective by the Staff of the Securities and Exchange Commission on October 29, 2019; (b) 7,114,538 Class A-1 Shares that may be issued upon exercise of the Pace Private Placement Warrants, the Business Combination Private Placement Warrants and the Accel Public Warrants issued pursuant to the Company’s Registration Statement on Form S-4 declared effective by the Staff of the Securities Exchange Commission on October 29, 2019; and (c) 4,999,999 shares that may be issued upon exchange of Class A-2 common stock, par value $0.0001 per share, of the Company (“Class A-2 Shares”) including 1,596,636 Class A-1 Shares issued upon exchange of Class A-2 Shares on January 14, 2020; and

•

up to 7,114,538 warrants currently owned by the Selling Holders, including the Pace Private Placement Warrants, the Business Combination Private Placement Warrants and Accel Public Warrants offered pursuant to the Company’s Registration Statement on Form S-4 declared effective by the Staff of the Securities and Exchange Commission on October 29, 2019.

Our Class A-1 Common Stock is listed on the New York Stock Exchange under the symbol “ACEL”. On September 25, 2020, the closing price of our Common Stock was $10.62.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 12 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 28, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 21, 2020

ACCEL ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38136	98-1350261
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Tower Drive Burr Ridge, Illinois	60527
(Address of principal executive offices)	(Zip Code)

(630) 972-2235

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A-1 common stock, par value $0.0001 per share	ACEL	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On September 21, 2020, Accel Entertainment, Inc. (the “Company”), issued a press release announcing that it has commenced an underwritten public offering of 12,000,000 shares of its Class A-1 Common Stock, consisting of 8,000,000 shares offered by the Company and 4,000,000 shares offered by certain selling stockholders of the Company. The Company intends to grant the underwriters a 30-day option to purchase up to an additional 320,237 shares of Class A-1 Common Stock and the selling stockholders intend to grant the underwriters a 30-day option to purchase up to an additional 1,479,763 shares of Class A-1 Common Stock.

A copy of the Company’s press release relating to this announcement is being furnished as Exhibit 99.1 to this Form 8-K.

In addition, the Company is supplementing its description of “Business” previously disclosed in Part I, Item 1 of its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as such discussion may be updated from time to time in subsequent filings made with the Securities and Exchange Commission (the “SEC”), to include the following information:

DraftKings Partnership

On September 9, 2020, the Company announced that it has entered into an exclusive agreement with DraftKings Inc. (Nasdaq: DKNG) (“DraftKings”), a leader in the digital sports entertainment and gaming industries. Effective as of September 9, 2020, the Company’s more than 2,350 video gaming locations across the entire State of Illinois will promote exclusive DraftKings content and programming across all Accel marketing channels, including the Company’s in-location digital display screens, to drive awareness of and retention for sports betting among its loyal player base.

Impact of COVID-19

On July 1, 2020, video gaming resumed in Illinois after the Illinois Gaming Board (“IGB”) made the decision to shut down all video gaming terminals (“VGTs”) across the State of Illinois starting at 9:00 p.m. on March 16, 2020 in response to the COVID-19 outbreak. By the third day of the relaunch, more than 90% of Accel’s locations were live and less than 3% of Accel’s VGTs were inoperative due to resumption protocols.

The shut down that began March 16, 2020 ultimately extended through June 30, 2020. The temporary shutdown of Illinois video gaming impacted all of the gaming days during the three months ended June 30, 2020 and 106 of the 182 gaming days (or 58% of gaming days) during the six months ended June 30, 2020. In light of these events and their effect on the Company’s employees and licensed establishment partners, the Company took action to position the Company to help mitigate the effects of the temporary cessation of operations and to preserve future operating flexibility by, among other things, furloughing approximately 90% of its employees and deferring certain payments to major vendors. Additionally, members of the Company’s senior management decided to voluntarily forgo their base salaries until the resumption of video gaming operations. Beginning in early June, the Company started reinstating employees from furlough in anticipation of resuming operations on July 1, 2020.

As a result of these developments, the Company’s revenues, results of operations, Adjusted EBITDA and cash flows have been materially affected, and the Company expects it to continue for at least as long as COVID-19 is a threat to the public health.

While the IGB has permitted the resumption of all video gaming activities since July 1, 2020 it is possible that it or the State of Illinois may order a shutdown by region (currently 11 regions), or a complete suspension of video gaming in the state, or institute stay-at-home, closure or other similar orders or measures in the future in response to a resurgence of COVID-19 or other events. The situation is rapidly changing and additional impacts to the business may arise that the Company is not aware of currently.

Preliminary Operating Trends

Based on data that is currently available, the following information reflects preliminary operating trends for July and August 2020 compared to the same period in 2019. However, these trends are preliminary estimates only, based solely on currently available information and the limited period that the properties were open in July and August 2020, and we caution you that these trends may not continue and that these trends may not recur at our other locations as they reopen, including as a result of varying levels of restrictions on operations imposed by the IGB or otherwise, customer response and demand, the potential for authorities reimposing restrictions in response to continued developments with the COVID-19 pandemic and other events that could require new closures or delayed reopenings of Accel’s locations and the other factors described in Accel’s filings with the SEC.

Accel does not intend to update interim results for the reopened locations. In addition, the results are preliminary, based on management estimates, have not been reviewed by Accel’s auditors, or any other independent accounting firm, and are subject to change. Accel has not yet closed the financial records for the quarter and, as a result, the figures below may not be indicative of final results for these periods in July or August or indicative of the full quarter. As a result, the discussion below constitutes forward-looking statements and, therefore, we caution you that these statements are subject to risks and uncertainties, including possible adjustments and the risk factors highlighted in Accel’s filings with the SEC.

•

Total net revenues were approximately $89.0 million combined for July and August of 2020 as compared to $66.8 million combined for the comparable periods in 2019 and as compared to $81.0 million combined for January and February of 2020; and

•

Due to additional expenses to operate responsibly during COVID-19, margins in July and August combined decreased approximately 20 basis points for net (loss) income and 80 basis points for Adjusted EBITDA compared to the prior year period.

Adjusted EBITDA, is a non-GAAP financial measure and is defined as net (loss) income plus amortization of route and customer acquisition costs and location contracts acquired; stock-based compensation expense; other expenses, net; tax effect of adjustments; depreciation and amortization of property and equipment; interest expense; and provision for income taxes. For additional information regarding Adjusted EBITDA for historical periods and how management uses Adjusted EBITDA to evaluate operating performance, see Accel’s filings with the SEC.

In the third quarter of 2020, the Company filed its federal and state income tax returns and identified certain favorable return-to-provision adjustments following engagement of specialized tax technical expertise resulting in a change in estimate relative to the Company’s best estimate used in preparation of the 2019 income tax provision. The Company plans to record this change in estimate and related income tax benefit of approximately $7 million in the third quarter of 2020.

In addition, the Company is updating “—Business—Accel’s Core Strengths” to include the following:

Expand operations to other states. Various states and other jurisdictions have proposed legislation permitting VGTs or other forms of gaming in the past. These states include Indiana, Missouri and Mississippi. Accel may also choose to expand operations through strategic acquisitions or otherwise in other, more mature gaming jurisdictions where VGTs are currently legal, such as Virginia, Louisiana, Montana, Nevada, Oregon, South Dakota and West Virginia. Accel may attempt to seek approval to operate in additional jurisdictions that authorize video gaming. Accel believes it would be a favored entrant into any such markets given its track record of success and compliance. Accel believes its market opportunity measured by gross revenue could grow by 2025 to approximately $3 billion in Illinois, assuming further penetration in existing cities, legalization of opt-our municipalities such as Chicago and growth rates of its business consistent with historical trends. Accel further believes its market opportunity to be approximately $10 billion including those other states where VGTs are currently legal, approximately $20 billion in other states where commercial and tribal casinos are legal assuming adoption of VGT gaming at 20% of current casino revenues in those states, and $30 billion across the United States including new product lines such as sports betting.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1*	Press Release dated September 21, 2020

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCEL ENTERTAINMENT, INC.

Date: September 21, 2020	By:	/s/ Derek Harmer
Derek Harmer
General Counsel, Chief Compliance Officer and Secretary

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